news release

Zi Corporation Reports 2007 Third Quarter, Nine-Month Results

Year-over-year Quarterly Revenues Increase 20%,
Net Loss for the Quarter and First Nine Months Reduced 54% and 57%, Respectively

CALGARY, AB, November 9, 2007 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today reported results for its third quarter and first nine months ended September 30, 2007. The 2007 third quarter, when compared to the 2006 third quarter, was highlighted by ongoing improvements in Zi’s operations as overall revenue rose 20 percent, recurring revenue continued to increase and net loss was reduced by 54 percent. Unless otherwise indicated, all monetary amounts in this news release are in U.S. dollars.

Revenue in the 2007 third quarter increased to $3.4 million, up 20 percent from $2.8 million in the 2006 third quarter and for the first nine months of 2007, revenue increased 10 percent to $9.5 million from $8.6 million in the first nine months of last year.

Net loss for the 2007 third quarter declined 54 percent to $1.3 million, or $0.02 loss per basic and diluted share, from a net loss of $2.7 million, or a basic and diluted loss per share of $0.06, for the 2006 third quarter. Net loss for this year’s first nine months declined 57 percent to $3.4 million, or a basic and diluted loss per share of $0.07, from a net loss of $8.0 million, or $0.17 loss per basic and diluted share, for the comparable prior-year period. The third quarter loss included a tax provision of $0.7 million related to the Canada Revenue Agency’s ("CRA") audit of Zi’s cross border transactions, explained below, without which the net loss was reduced to $0.01 per share.

Zi President and Chief Executive Officer Milos Djokovic said that this year’s third quarter results demonstrated that the Company is continuing to make marked improvements in its business. "We reported a solid year-over-year increase in quarterly revenues and substantial year-over-year declines in net loss," Djokovic said. "Our cost control measures are working, we are winning a number of new contracts for our predictive text and handwriting recognition technologies and we remain poised to secure important revenue generating agreements for Qix®, our search and service discovery engine."

He said that Zi continues to be in serious discussions for Qix with a number of the world’s largest wireless companies including a North American mobile operator and a major handset manufacturer to put Qix on a mass market phone. "Our pipeline of prospects for Qix remains strong with both near-term and longer-term licensing opportunities and I remain very optimistic about the revenue generating potential of Qix," Djokovic added.

Djokovic noted that as the Company’s customers continue to increase sales volumes and grow their businesses, Zi is well positioned to earn additional revenues through increasing royalties and the licensing of additional languages.

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"We continue to make important progress toward expanding our reach in the global telecommunications and gaming markets," added Djokovic. "And going forward we will maintain our focus on increasing revenue and closing a number of contracts for Qix, Decuma® handwriting recognition software and eZiText® predictive text technologies. At the same time we will be managing our costs and continuing to closely monitor the stream of royalty payments we are entitled to receive from our customers."

During the 2007 third quarter Zi made several important announcements, which included:

  TELUS and ZTE announcing the exclusive availability of the ZTE D90, featuring Digit Wireless’ Fastap™ keypad. The ZTE D90 is the first mobile handset in the world to feature both Zi’s eZiType® software for increased data input speed and accuracy, and the Digit Wireless Fastap keyboard, which dramatically simplifies the text input experience. ZTE is the first wireless phone manufacturer from mainland China to directly offer a device for sale in Canada.

  Zi’s shares began trading on The NASDAQ Capital Market September 5, under its existing symbol "ZICA", transferring from the NASDAQ Global Market.

In October, subsequent to the quarter end:

  Zi featured its innovative multi-language software portfolio at ACCESS DAY 2007 in Tokyo on October 19 as part of its continued focus on the expanding Asian telecom market.

  Zi announced the signing of a new licensing agreement for eZiText with Taiwanese research and development leader Leadtek Research Inc.

  Zi was presented an award for excellence for the intuitive qualities of its Chinese text input systems at the 20th Annual China Mobile Market Development Event recently held in Beijing. Zi was honored for its work in the Asian market over the past 10 years.

  Zi extended its market penetration into the printing industry with the signing of a revenue-generating license agreement for eZiText with a major global printer manufacturer. eZiText will be used to enter text and email on the function screen of Multi-Function Peripheral machines allowing for easier and faster input of contacts and email messages.

The year-over-year increases in revenue were driven by several customers experiencing increased volume sales of their products in which Zi’s technology is embedded, and by revenue from a renegotiated contract that lifted the cap on royalties payable from a customer that resulted in $0.4 million in additional revenue in the third quarter of 2007 for handsets previously shipped by the customer. The 2007 nine-month period also included $0.4 million in revenue from a negotiated settlement in the second quarter of 2007 of a royalty dispute with a major customer over royalty reporting in previous periods. Revenues in the first nine months of 2006 included $0.5 million of onetime revenue that occurred in the first half of that year, which did not recur in the first half of 2007.

The Company’s recurring revenues increased in the 2007 third quarter, even though there was a small sequential decrease in total revenues from the 2007 second quarter, which had benefited from the aforementioned negotiated settlement of the royalty dispute with a major customer. The recurring revenues increased overall from new licensees and from a number of the Company’s established customers reporting higher royalties than in previous quarters.

The Company’s balance sheet as of September 30, 2007 showed cash and cash equivalents of $6.5 million, including $3.2 million that is classified as restricted and not fully available to fund operations outside of China; total assets of $14.5 million; current and total liabilities of $6.7 million; a current ratio of 1.47:1; and shareholders’ equity of $7.8 million.

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Sales, general and administrative ("SG&A") expense for the 2007 third quarter and first nine months was $2.4 million and $8.2 million, respectively, compared to $2.8 million and $8.3 million for the third quarter and first nine months of 2006. SG&A expense for this year’s second quarter was $3.1 million. SG&A decreased primarily due to lower consulting fees relating to the audit by CRA of the Company’s cross border transactions, and lower accounting and audit fees associated with filing the private placement registration statement in the second quarter. In addition to this, the Company also incurred lower business taxes from its Asian licensees and lower insurance premiums.

The Company continues to invest in new product features and enhancements to software language databases along with continued investment in its Decuma handwriting recognition software and Qix mobile search and discovery solution. PR&D expense, net of capitalized costs, for the 2007 third quarter and first nine months was $0.6 million and $1.7 million, respectively, compared to $0.8 million and $2.9 million in the prior year periods. The Company capitalized $0.5 million and $1.3 million of PR&D expense in the 2007 third quarter and first nine months, compared to $0.3 million and $1.1 million in the third quarter and first nine months of 2006.

Legal costs for the 2007 third quarter and first nine months were $0.5 million and $1.3 million, respectively, compared to $0.8 million and $2.5 million in year-earlier periods. The year-over-year decrease in legal expense was primarily due to the successful conclusion in the University of Texas ("U of T") litigation. While the Company did receive the order of non-infringement, the litigation was still ongoing in early 2007 and the Company still incurred expenses related to its defense. The U of T litigation is currently under appeal. Additionally, there were fewer legal fees incurred as a result of the settlement with the Receiver of the Lancer Entities on April 10, 2007.

Net loss in the first nine months of 2007 included a $0.6 million gain on the disposal of discontinued operations of privately-held Archer Education Group, Inc. ("Archer") resulting from the sale of Archer in the first quarter of this year.

The Company’s income tax expense for the 2007 third quarter was $0.7 million compared to $0.2 million for the same period in 2006, due to a $0.7 million provision for potential penalties related to Zi’s audit by the CRA of its cross border transactions. The provision for penalties was recorded in accordance with FIN 481, which required the Company to recognize the potential penalties for all tax years that are currently open in Canada, assuming the same methodology is applied to all years as was used in Zi’s submission to the CRA for the 2002 and 2003 years which are currently being audited. The ultimate resolution of this matter is uncertain, and the eventual outcome may differ significantly should the CRA not assess a penalty for the years currently being audited and should the CRA audit the other years that remain open and choose not to assess a penalty for those years. Once a final outcome is determined, the Company will adjust its tax provision accordingly. It should also be noted that the tax provision has no immediate effect on Zi’s current cash position. The ultimate payment of penalties, should it come to that, will be made when the matter is completely resolved and known.

1 Financial Accounting Standards Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48")

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Summary of Results of Operations	Three Months ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
(thousands except per share amounts)
Revenue	$3,385	$2,819	$9,505	$8,645
Gross margin	$3,331	$2,679	$9,348	$8,321
Loss from continuing operations	$(1,260)	$(2,462)	$(4,068)	$(7,142)
Net loss	$(1,260)	$(2,720)	$(3,435)	$(8,035)
Total assets	$14,469	$12,242	$14,469	$12,242
Loss per share from continuing operations - basic
and diluted	$(0.02)	$(0.05)	$(0.08)	$(0.15)
Net loss per share - basic and diluted	$(0.02)	$(0.06)	$(0.07)	$(0.17)
Outstanding shares, weighted average	50,558	46,676	47,820	46,441
Outstanding shares, end of period	50,558	46,676	50,558	46,676

All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's unaudited interim consolidated financial statements and notes.

Conference Call

As previously announced, the Company is conducting a conference call to review its financial results today at 11:30 AM EST (Eastern). The dial-in number for the call in North America is 1-888-595-4228 or 1-480-293-1744 for overseas callers. A live audio webcast and replay of the call can be accessed for 10 days at the Company’s website at www.zicorp.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for predictive text entry; eZiType® for keyboard prediction with auto-correction; Decuma® for predictive pen-input handwriting recognition; and the Qix® search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation, the potential future impact of Qix, the impact of Zi’s cost-cutting initiatives and its ability to achieve profitable operations, the reduction in Zi’s legal expenses associated with the dispute with the court appointed receiver of the Lancer funds and associated with the dispute with the Board of Regents of the University of Texas System, Zi’s expected future S,G&A and PR&D expenses, all of which involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: competition; the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards, in particular Zi’s Qix product offering; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi's ability to manage financial risk; Zi’s ability to successfully perform its license agreements; Zi’s ability to raise capital on terms favourable to it, if at all; the compliance with the terms of the settlement by the court-appointed receiver of the Lancer Management Group and by Zi Corporation; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

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Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Milos Djokovic, Chief Executive Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com

 TABLES FOLLOW

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Consolidated Balance Sheets

	September 30,	December 31,
	2007	2006
(All amounts in United States of America dollars except share amounts)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$3,309,367	$1,672,847
Restricted cash	3,159,392	2,160,495
Accounts receivable, net of allowance of $521,570 (2006 - $936,731)	2,762,811	5,785,954
Prepayments and deposits	575,348	599,963
Total current assets	9,806,918	10,219,259
Capital assets - net	866,754	906,094
Intangible assets – net	3,795,711	3,421,717
	$14,469,383	$14,547,070
Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	$–	$1,000,000
Accounts payable and accrued liabilities	4,148,507	4,046,022
Deferred revenue	2,503,068	4,478,026
Deferred tax	38,357	174,400
Current portion of other long-term liabilities	–	30,467
Total current liabilities	6,689,932	9,728,915

Going concern (note 2)
Shareholders’ equity
Share capital
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized,
50,557,957 (December 31, 2006 – 46,688,624) issued and outstanding	114,926,794	110,635,085
Additional paid-in capital	3,526,487	3,101,201
Warrants	1,403,160	–
Accumulated deficit	(112,010,857)	(108,575,499)
Accumulated other comprehensive loss	(66,133)	(342,632)
	7,779,451	4,818,155
	$14,469,383	$14,547,070
See accompanying notes to consolidated financial statements.

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Consolidated Statements of Loss

Three Months Ended September 30,			Nine Months Ended September 30,

	2007	2006	2007	2006
(All amounts in United States of America dollars except share amounts) (unaudited)

Revenue	$3,384,749	$2,819,130	$9,505,175	$8,644,928
Cost of sales	53,546	139,943	156,782	324,171
Gross margin	3,331,203	2,679,187	9,348,393	8,320,757
Operating expenses
Selling general and administrative	(2,439,255)	(2,810,921)	(8,178,743)	(8,296,241)
Litigation and legal	(455,849)	(842,767)	(1,327,387)	(2,524,369)
Product research and development	(643,641)	(821,083)	(1,711,497)	(2,940,743)
Depreciation and amortization	(377,528)	(518,598)	(1,290,498)	(1,185,427)
Operating loss from continuing operations	(585,070)	(2,314,182)	(3,159,732)	(6,626,023)
Interest on capital lease obligation	–	(160)	(43)	(687)
Other interest expense	(1,403)	(96)	(4,217)	(150)
Interest and other income	49,320	35,820	161,535	202,249
Loss from continuing operations before undernoted	(537,153)	(2,278,618)	(3,002,457)	(6,424,611)
Recovery of impaired note receivable	–	–	130,931	–
Income taxes	(722,659)	(183,381)	(1,196,433)	(716,891)
Loss from continuing operations	$(1,259,812)	$(2,461,999)	$(4,067,959)	$(7,141,502)
Discontinued operations	–	(257,910)	–	(893,997)
Gain on disposal of discontinued operations	–	–	632,601	–
Net loss	$(1,259,812)	$(2,719,909)	$(3,435,358)	$(8,035,499)
Basic and diluted loss per share from
continuing operations	$(0.02)	$(0.05)	$(0.08)	$(0.15)
Basic and diluted income/(loss) per share from
discontinued operations	$-	$(0.01)	$0.01	$(0.02)
Basic and diluted loss per share	$(0.02)	$(0.06)	$(0.07)	$(0.17)
Weighted average common shares – basic and diluted	50,557,957	46,676,130	47,819,656	46,440,585
Common shares outstanding, end of period	50,557,957	46,676,130	50,557,957	46,676,130
See accompanying notes to consolidated financial statements.

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Consolidated Statements of Cash Flow

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
(All amounts in United States of America dollars) (unaudited)

Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(1,259,812)	$(2,461,999)	$(4,067,959)	$(7,141,502)
Items not affecting cash:
Loss on dispositions of capital assets	33,754	1,464	33,754	4,555
Depreciation and amortization	383,575	534,789	1,309,693	1,215,002
Stock compensation expense	219,797	255,785	492,427	741,891
Recovery of impaired note receivable	–	–	(130,931)	–
Decrease (increase) in non-cash working capital
Accounts receivable	(23,194)	360,616	3,023,143	1,286,361
Work-in-progress and inventory	–	–	–	(827)
Prepayments and deposits	(102,373)	(69,358)	24,615	(241,512)
Accounts payable and accrued liabilities	343,696	228,799	102,485	76,292
Deferred revenue	(338,652)	(959,104)	(1,974,958)	(2,169,676)
Deferred tax	(239,472)	–	(136,043)	–
Cash flow used in operating activities	(982,681)	(2,109,008)	(1,323,774)	(6,229,416)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares
and warrants net of issuance cost	–	–	5,533,644	–
Proceeds from exercise of stock options	–	–	94,083	–
Payment of bank indebtedness	–	–	(1,000,000)	–
Payment of capital lease obligations	–	(1,290)	(1,833)	(6,131)
Cash flow from (used in) financing activities	–	(1,290)	4,625,894	(6,131)
Cash flow from (used in) investing activities:
Purchase of capital assets	(109,852)	(70,531)	(230,607)	(294,729)
Software development costs	(540,074)	(300,520)	(1,301,845)	(1,075,770)
Other deferred costs	–	(15,008)	(28,634)	(41,295)
Note receivable from related party	–	(2,802)	–	(127,802)
Recovery of impaired note receivable	–	–	130,931	–
Changes in restricted cash	(610,026)	(545,008)	(998,897)	(1,644,591)
Cash flow used in investing activities	(1,259,952)	(933,869)	(2,429,052)	(3,184,187)
Cash flow from (used in) discontinued operations:
Operating activities	–	–	–	(131,445)
Financing activities	–	–	–	(106,650)
Investing activities	–	–	632,601	(145,780)
Cash flow from (used in) discontinued operations	–	–	632,601	(383,875)
Effect of foreign exchange rate changes on cash
and cash equivalents	59,271	117,889	130,851	70,577
Net cash inflow (outflow)	(2,183,362)	(2,926,278)	1,636,520	(9,733,032)
Cash and cash equivalents, beginning of period	5,492,729	4,702,567	1,672,847	11,509,321
Cash and cash equivalents, end of period	$3,309,367	$1,776,289	$3,309,367	$1,776,289

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Consolidated Statements of Cash Flow (continued)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006

Components of cash and cash equivalents
Cash	$1,512,835	$1,116,748	$1,512,835	$1,116,748
Cash equivalents	$1,796,532	$659,541	$1,796,532	$659,541
Supplemental cash flow information
Cash paid for interest	$1,403	$256	$4,260	$837
Cash paid for income taxes	$190,102	$263,426	$650,269	$647,847
See accompanying notes to consolidated financial statements.

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1.

Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. The Company’s full range of intuitive and easy-to-use solutions include its new eZiType™ predictive keyboard with auto-correction, eZiText® for one-touch predictive text entry, eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting which now includes prediction technology and Qix™, a search and discovery engine. Zi markets these products directly to original equipment manufacturers, original design manufacturers and carriers.

2.

Going Concern Basis of Presentation

As at September 30, 2007, the company had an accumulated deficit of $112,010,857 and incurred a loss of $4,067,959 from continuing operations and used cash in operating activities of $1,323,774 for the nine month period ended September 30, 2007. Continuing operations are dependent on achieving profitable operations and possibly needing to raise additional capital to meet obligations and repay liabilities arising from normal operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern. The Company intends to achieve profitability through cost containment and revenue growth. The Company can give no assurance that it will be successful in executing this plan. Should it fail to control its expenses, earn additional revenue or, if needed, raise additional capital it may be forced to suspend operations, and possibly even liquidate assets and wind-up and dissolve the Company.

During the first quarter of 2007, the Company completed an essential part of its business plan by completing a private placement for net proceeds of $5,533,644. For the nine month period ended September 30, 2007 compared to the corresponding period in 2006, operating expenses decreased and revenues increased, resulting in reduced net losses from continued operations.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

3.

Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2006 annual consolidated financial statements; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2006 annual consolidated financial statements. In management’s opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

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